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TANNER
Accountants & Advisors

TUNEGO, INC. AND SUBSIDIARY

Consolidated Financial Statements
As of December 31, 2023 and 2022 and For the Years Then Ended

Together with Independent Accountants' Review Report



TANNER

Independent Auditors' Report

To the Stockholders and Management
TuneGo, Inc.

We have reviewed the accompanying consolidated financial statements of TuneGo, Inc. and subsidiary (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and stockholders' equity, and cash flows for each of the years then ended, and the related notes to consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Independent Accountants' Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with US GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of TuneGo, Inc. and subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Independent Accountants' Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with US GAAP.

Tanner LLC

August 15, 2024

Consolidated Balance Sheets

	As of December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 3,788,700	$ 1,274,075
Accounts receivable	73,866	56,955
Prepaid expenses	77,577	49,920
Total current assets	3,940,143	1,380,950
Property and equipment, net	31,462	42,874
Other assets, net	79,111	82,214
Right-of-use assets	113,960	237,100
Total assets	$ 4,164,676	$ 1,743,138
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 92,828	$ 139,994
Accrued expenses	30,380	6,530
Current portion of lease liability	117,370	123,255
Total current liabilities	240,578	269,779
Lease liability, net of current portion	-	117,370
Other long term liabilities	2,746	239
Total liabilities	243,324	387,388
Commitments and contingencies		
Stockholders' equity:		
Series C-2 preferred stock, $0.0001 par value, 8,888,884 shares authorized; 4,444,444 shares issued and outstanding	444	-
Series C-1 preferred stock, $0.0001 par value, 5,728,853 shares authorized; 4,855,249 shares issued and outstanding	486	486
Series C preferred stock, $0.0001 par value, 3,538,944 shares authorized; 3,157,578 shares issued and outstanding	316	316
Series B preferred stock, $0.0001 par value, 21,192,434 shares authorized; 20,365,009 shares issued and outstanding	2,037	2,037
Series A preferred stock, $0.0001 par value, 13,473,028 shares authorized; 13,473,028 shares issued and outstanding	1,347	1,347
Common stock, $0.0001 par value, 120,000,000 shares authorized; 22,544,192 shares issued and outstanding	2,254	2,254
Additional paid-in capital	26,994,235	20,825,823
Accumulated deficit	(23,079,767)	(19,476,513)
Total stockholders' equity	3,921,352	1,355,750
Total liabilities and stockholders' equity	$ 4,164,676	$ 1,743,138

Consolidated Statements of Operations

		For the Years Ended December 31,		
		2023		**2022**
Revenues	$	71,377	$	91,373
Cost of sales		27,104		28,934
Gross profit		44,273		62,439
Operating expenses:				
General and administrative		3,633,818		3,654,431
Depreciation and amortization		18,141		25,022
Total operating expenses		3,651,959		3,679,453
Operating loss		(3,607,686)		(3,617,014)
Other income (expense):				
Interest income (expense), net		(830)		4,445
Other income		6,062		1,690
Total other income, net		5,232		6,135
Net loss before income tax provision		(3,602,454)		(3,610,879)
Income tax provision		(800)		(800)
Net loss	$	(3,603,254)	$	(3,611,679)

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2023 and 2022

	Preferred Stock										Common Stock		Additional		Total
	Series C-2		Series C-1		Series C		Series B		Series A				Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2022	-	$ -	4,855,249	$ 486	3,157,578	$ 316	20,365,009	$ 2,037	13,473,028	$ 1,347	22,244,192	$ 2,224	$ 20,391,555	$ (15,864,834)	$ 4,533,131
Stock compensation	-	-	-	-	-	-	-	-	-	-	-	-	143,000	-	143,000
Exercise of common stock warrants	-	-	-	-	-	-	-	-	-	-	300,000	30	291,268	-	291,298
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,611,679)	(3,611,679)
Balance at December 31, 2022	-	-	4,855,249	486	3,157,578	316	20,365,009	2,037	13,473,028	1,347	22,544,192	2,254	20,825,823	(19,476,513)	1,355,750
Stock compensation	-	-	-	-	-	-	-	-	-	-	-	-	503,000	-	503,000
Issuance of preferred stock, net of issuance costs	4,444,444	444	-	-	-	-	-	-	-	-	-	-	5,665,412	-	5,665,856
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,603,254)	(3,603,254)
Balance at December 31, 2023	4,444,444	$ 444	4,855,249	$ 486	3,157,578	$ 316	20,365,009	$ 2,037	13,473,028	$ 1,347	22,544,192	$ 2,254	$ 26,994,235	$ (23,079,767)	$ 3,921,352

See accompanying notes to consolidated financial statements and Independent Accountants' Review Report.

3

Consolidated Statements of Cash Flows

		For the Years Ended December 31,		
		2023		**2022**
Cash flows from operating activities:				
Net loss	$	(3,603,254)	$	(3,611,679)
Adjustments to reconcile net loss to net cash cash and cash equivalents used in operating activities:				
Depreciation and amortization		18,141		25,022
Amortization of right-of-use assets		123,140		121,955
Stock compensation expense		503,000		143,000
Changes in operating assets and liabilities:				
Accounts receivable		(16,911)		(6,883)
Prepaid expenses		(27,685)		(12,983)
Accounts payable and accrued expenses		(23,316)		101,807
Other current liabilities		-		(14,294)
Lease liability		(123,255)		(118,430)
Net cash cash and cash equivalents used in operating activities		(3,150,140)		(3,372,485)
Cash flows from investing activities:				
Purchases of property and equipment		(3,598)		(4,225)
Cash flows from financing activities:				
Proceeds from other long term liabilities		2,507		-
Payments on long term debt		-		(7,015)
Proceeds from exercise of common stock warrants		-		291,298
Proceeds from issuance of preferred stock, net of issuance costs		5,665,856		-
Net cash and cash equivalents provided by financing activities		5,668,363		284,283
Net change in cash cash and cash equivalents		2,514,625		(3,092,427)
Cash cash and cash equivalents at beginning of year		1,274,075		4,366,502
Cash cash and cash equivalents at end of year	$	3,788,700	$	1,274,075
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	28,355	$	1,880
Cash paid for income taxes		1,600		1,600
Supplemental disclosure of non-cash investing and financing information:				
Acquisition of property and equipment in exchange for operating leases	$	-	$	359,055

Notes to Consolidated Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

TuneGo, Inc. and subsidiary (collectively, the Company), is developing an innovative software platform that leverages blockchain technology to provide direct artist-to-fan engagement, with various applications to the music and entertainment industry including marketing and licensing of content.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of TuneGo, Inc. (a Delaware corporation) and its wholly owned subsidiary, TuneGo Music Group, Inc. The consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts that may, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments in money market funds with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office furniture and fixtures	5-7
Computer equipment	5
Leasehold improvements	15

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the consolidated statement of operations.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2023 and 2022.

Lease Commitments

The Company leases certain office space. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. For all arrangements where it is determined that a lease exists, the related right-of-use assets and lease liabilities are recorded within the balance sheet as either operating or finance leases. At inception or modification, the Company calculates the present value of lease payments using the Company's risk free rate applicable to the lease, which is determined by comparing the rates of treasury bills for a similar term as the lease. The present value is adjusted for prepaid lease payments, lease incentives, and initial direct costs (e.g. commissions). The Company's leases may require fixed rental payments, variable lease payments based on usage or sales and fixed non-lease costs relating to the leased asset. Variable lease payments are generally not included in the measurement of the right-of-use assets and lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term. Fixed non-lease costs, for example common-area maintenance costs, taxes, insurance, and maintenance, are included in the measurement of the right of- use asset and lease liability as the Company does not separate lease and non-lease components.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

The Company applies the following five steps:
1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

The Company is currently in the production phase, and they are experimenting with different revenue streams as they further develop their software platform. The Company recognizes sales-based and usage-based royalties promised in exchange for a license of intellectual property at a point in time once the performance obligation has been satisfied and the sale or usage has occurred. The Company recognizes software and subscription-based revenues over time as the performance obligations are satisfied.

Stock-Based Compensation

Stock-based compensation associated with stock options granted to employees and directors is measured at the estimated fair value of the awards and recognized in the statements of operations over the requisite service period for which the awards are earned. Forfeitures of awards are recorded in the period in which the forfeiture occurs. Fair value of the awards is estimated using an established option-pricing model. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock options granted.

The determination of the fair value of stock-based compensation awards utilizing the Black-Scholes option-pricing model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its common stock as it is not a public company; therefore, volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the average of the contract life and vesting term. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on history and the expectation of paying no dividends.

The fair value of each stock option and warrant award was estimated on the date of grant during 2022 using the Black-Scholes option-pricing model with the following assumptions and fair values per stock option and warrant:

	2022
Risk-free interest rate	4.15%
Expected stock price volatility	46%
Expected dividend yield	0.00%
Expected life of options	7

There were no options or warrants granted during 2023.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $50,574 and $26,508 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through August 15, 2024, which is the date the consolidated financial statements were available to be issued.

2. Property and Equipment

Property and equipment consisted of the following as of December 31:

		2023		2022
Office furniture and fixtures	$	16,715	$	16,715
Computer equipment		103,175		99,577
Leasehold improvement		21,928		21,928
		141,818		138,220
Less accumulated depreciation and amortization		(110,356)		(95,346)
	$	31,462	$	42,874

3. Commitments and Contingencies

Litigation

The Company may become involved in legal proceedings in the future arising in the normal course of business. Although there can be no assurance, management believes that the possibility of any legal proceedings is remote and therefore will not have a material impact on the Company's financial position, results of operations, or liquidity.

Employee Agreements

The Company has entered into employment agreements with certain members of management. The terms of each agreement are different. However, one or all of these agreements include stipulated base salary, bonus potential, vacation benefits, severance, and non-competition agreements. These agreements also provide certain benefits if there is a change in ownership of the Company.

Operating Leases

The Company leases office facilities under a non-cancelable operating lease. The Company performed evaluations of its contracts and determined each of its identified leases for its office facilities are operating leases.

As of December 31, 2023, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

Years Ending December 31:		
2024	$	117,854
Less amount representing interest		(484)
Present value of lease liabilities	$	117,370

Lease Term and Discount Rate	2023	2022
Weighted average remaining lease term (years) operating leases	0.9	1.9
Weighted average discount rate operating leases	0.98%	0.98%

Rental expense under operating leases was approximately $129,250 and $116,285 for the years ended December 31, 2023 and 2022, respectively.

4. Convertible Preferred Stock

The Series A preferred stock, Series B preferred stock, Series C preferred stock, and Series C-1 preferred stock, are collectively referred to as "Preferred Stock". The rights, preferences, powers, privileges and restrictions, qualifications, and limitations granted to and imposed on the Preferred Stock are as set forth below.

The Company has authorized 57,000,000 shares of Preferred Stock, issued in various individual series. Information by Preferred Stock series as of December 31, 2023 is as follows:

Series Preferred Stock Class	December 31, 2023 Authorized	Outstanding Shares	Liquidation Preference	Conversion Rate
Series C-2	8,888,884	4,444,444	$ 5,999,999	$ 1.3500
Series C-1	5,728,853	4,855,249	6,554,586	1.3500
Series C	3,538,944	3,157,578	3,631,215	1.1500
Series B	21,192,434	20,365,009	8,553,304	0.4200
Series A	13,473,028	13,473,028	3,772,448	0.2800

Dividends

Series A, B, C, C-1 and C-2 preferred stockholders are entitled to dividends of $0.0224, $0.0336, $0.0902, $0.1080 and $0.1080, respectively, payable out of funds legally available therefore, on a pari passu basis, prior and in preference to any declaration or payment of any dividend (other than dividends payable solely in common stock) on the common stock. The dividends shall be payable only when, and if declared by the Board of Directors and shall be noncumulative.

No dividends (other than those payable solely in common stock) shall be declared or paid on any share of common stock unless dividends on the preferred stock have been declared and paid or declared and set apart. After payments of dividends on the Preferred stock, any additional dividends shall be distributed among all holders of common stock and series preferred stock in proportion to the number of shares of common stock that would be held on an as converted basis at the then effective conversion rate.

Liquidation

Upon the occurrence of any liquidation event, the holders of Series C-2 Preferred Stock have liquidation preferences over common stockholders and other preferred stockholders. If the assets and funds available for distribution among the holders of the preferred stock shall be insufficient to permit payment of the full preferential amount, then the entire amount of the assets and funds available for distribution shall be distributed in the following order: 1) to the Series C-1 preferred stockholders, 2) to the Series C preferred stockholders, 3) to the Series B preferred stockholders, and 4) to the Series A preferred stockholders according to the aggregate liquidation preference. After payment of the full preferred liquidation preferences, remaining assets are distributed pro rata among common stockholders.

Voting

The Series A, B and C-2 preferred stockholder is entitled to vote equally with the common stockholders and not as separate classes, with the number of votes equal to the whole number of shares of common stock into which the convertible preferred stockholders' aggregate number of shares of preferred stock are convertible.

Conversion

Each share of preferred stock is convertible into common stock at any time at the option of the preferred stockholder, at a price indicated in the previous table. Each share of preferred stock will automatically be converted into common stock upon the earlier of: (1) the closing of a public offering at a price of at least $4.05 (subject to appropriate stock adjustments) resulting in gross proceeds of at least $150,000,000 or (2) upon the majority vote or election of the holders of the Series C-2 Preferred stock then outstanding.

Down Round Protection Provisions

The certificate of incorporation provides that if the Company sells common stock at a price that is lower than the current conversion price of the Series preferred stocks, then the conversion price will be adjusted on a weighted average basis as defined in the Company's operating agreement. This feature is frequently referred to as "down-round protection." The Company has determined this embedded conversion option is more akin to equity and has not recorded a liability for the instrument as of December 31, 2023.

5. Stock Options and Warrants

Stock Options

The Company's stock option plan, originally approved in 2016, and subsequently amended (the Plan), provides for the grant of incentive stock options and nonqualified options. Under the terms of the Plan, there are 13,000,000 common shares available for grant to employees, officers, directors and consultants. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period from 0 to 4 years with various vesting arrangements, and have a ten-year contractual life. There were 2,027,894 shares available for grant under the Plan as of December 31, 2023.

Stock-based compensation for the years ended December 31, 2023 and 2022 was $503,000 and $143,000, respectively. The Company had approximately $380,000 of unrecognized stock-based compensation costs as of December 31, 2023 related to non-vested awards that will be recognized over a weighted-average period of 0.76 years. The following summarizes the Company's stock option activity as of and for the years ended December 31, 2023 and 2022:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2022	6,324,103	$ 0.30
Granted	4,604,500	0.38
Outstanding, December 31, 2022	10,928,603	0.33
Expired	(305,000)	0.20
Outstanding, December 31, 2023	10,623,603	$ 0.34

Series C Preferred, Series C-1 Preferred and Common Stock Warrants

Since inception of the Company and through the end of 2021, the Company has from time to time issued common stock warrants and Series C preferred stock warrants. The holder of the warrants can exercise the warrants anytime during the contractual period of the warrants, which range from 5-10 years. During 2022, the Company issued 450,000 of C-1 preferred stock warrants at an exercise price of $1.35 per share and an additional 58,969 of common stock warrants at an exercise price of $0.42 per share. The Company determined that these awards are equity classified as the issued warrants are not mandatorily redeemable and are only redeemable at the option of the Company. Additionally, the net share settlement of the warrants must be settled in shares, rather than the transfer of assets. As of December 31, 2023, there were 2,273,069 common stock warrants outstanding, 309,729 Series C preferred stock warrants outstanding, and 450,000 of Series C-1 preferred stock units outstanding.

6. Income Taxes

The income tax provision (benefit) differs from the amount computed at federal statutory rates for the years ended December 31, 2023 and 2022, as follows:

	2023	2022
Federal income tax at statutory rates	$ (716,089)	$ (758,285)
State taxes	(1,972)	(2,338)
Meals and entertainment	6,896	8,062
Change in valuation allowance	711,965	753,361
	$ 800	$ 800

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31, 2023 and 2022:

	2023	2022
Net operating loss carryforwards	$ 4,024,070	$ 3,657,302
Research and development expenses	621,789	385,067
Deferred ROU assets	(24,020)	(49,974)
Deferred lease liabilities	24,738	50,717
Intangible assets	457	566
Stock based compensation	136,158	30,140
Other	(1,572)	(4,163)
Valuation Allowance	(4,781,620)	(4,069,655)
	$ -	$ -

As of December 31, 2023, the Company has gross federal net operating loss (NOL) carryforwards of approximately $19,000,000 and state NOLs of approximately $19,000 available to offset future taxable income, if any.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

7. Subsequent Events

In June 2024, the Company entered into a non-cancelable operating lease agreement for new office space with an unrelated party commencing in December 2024, maturing in 2030. The lease agreement requires monthly payments starting at $17,230 with 3% annual increases over the life of the lease.